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                            October 30, 2020

       Andy Chang Liu
       Chief Executive Officer
       17 Education & Technology Group Inc.
       16/F, Block B, Wangjing Greenland Center
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: 17 Education &
Technology Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
20, 2020
                                                            CIK No. 0001821468

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to our prior comment 2 and reissue it in part. Please provide a breakdown of the
percentages that you capture in primary, middle, and high schools for your in-school
classroom solutions. Please include similar disclosure in your Business section.
 Andy Chang Liu
FirstName LastNameAndy
17 Education & TechnologyChang
                          GroupLiu
                               Inc.
Comapany
October 30,Name17
            2020 Education & Technology Group Inc.
October
Page 2 30, 2020 Page 2
FirstName LastName
Risk Factors, page 61

2. We note your risk factors that discuss your dual-class ordinary shares. Please revise your disclosure to include:
             that holders of Class B ordinary shares will also have the ability to control matters requiring shareholder approval, including any amendment of organization documents;
             that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and
             the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.
         Please include similar disclosure under "Description of Share
Capital."
An ADS holder's right to pursue claims against the depositary..., page 67

3. Your disclosure indicates that the depositary has the right to refer any claims arising from the deposit agreement for arbitration. Please further disclose here and under Governing
         Law how the arbitration provision impacts ADS holders, whether this provision applies to actions arising under the Securities Act or Exchange Act, and address any question as to the enforceability of the arbitration provision. If these provisions apply to federal securities law claims, please disclose in both your registration statement and the depositary agreement that investors will not be deemed to have
waived the company   s
         or the depositary   s compliance with the federal securities laws and
the rules and
         regulations thereunder.
Description of Share Capital, page 178

4. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
5. Please disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
 Andy Chang Liu
FirstName LastNameAndy
17 Education & TechnologyChang
                          GroupLiu
                               Inc.
Comapany
October 30,Name17
            2020 Education & Technology Group Inc.
October
Page 3 30, 2020 Page 3
FirstName LastName
       You may contact Scott Stringer at (202) 551-3272 or Jim Allegretto at
(202) 551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Z. Julie Gao